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06006360

ITEDSTATES
'EXCHANGE COMMISSION
ıgton, D.C. 20549

SEC PROCESSING SECTION
RECEIVED
MAR 2 0 2006
WASH, D.C.
192

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNKA Coady Diemar Group LLC
Coady Diemar Partners LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PO Box 305, 87 Main Street
(No. and Street)

Peapack (City) New Jersey (State) 07977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Mandeen 908-719-6466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Franklin LoBrace + Associates, PC
(Name – *if individual, state last, first, middle name*)

105 Morris Avenue (Address) Springfield (City) New Jersey (State) 07081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/9

OATH OR AFFIRMATION

I, Michael Mandeen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cready Diemar Group LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Assistant Treasurer

Title

ANTHONY W. PERNA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Nov. 1, 2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flow)
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKLIN, LoBRACE & ASSOCIATES, P.C.
A Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS

COADY, DIEMAR GROUP, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2005

COADY, DIEMAR GROUP, LLC

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2005

FRANKLIN, LoBRACE & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

105 MORRIS AVENUE, SPRINGFIELD, NEW JERSEY 07081
TELEPHONE (973) 379-5400 FAX (973) 379-3696

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Coady, Diemar Group, LLC:

We have audited the accompanying statement of financial condition of Coady, Diemar Group, LLC (a Limited Liability Company) (the "Company") as of December 31, 2005, and the related statements of operations and members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coady, Diemar Group, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 19, 2006

Franklin LoBrace & Associates

COADY, DIEMAR GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS		
Current assets:		
Cash	$ 119,401	
Accounts receivable - clients	42,770	
Prepaid client costs	25,478	
Total current assets		$187,649
Equipment, net of accumulated deprecation of $2,236		2,064
Security deposits		3,905
Total assets		$193,618
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable		$ 14,658
Long-term liabilities		0
Total liabilities		$ 14,658
Members' capital		178,960
Total liabilities and members' capital		$193,618

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS

COADY, DIEMAR GROUP, LLC
STATEMENT OF OPERATIONS AND MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2005

Contract services revenue	$ 1,505,092
Operating expenses	2,092,320
Loss from operations	$ (587,228)
Interest income	2,665
Net loss	$ (584,563)
Members' capital, January 1, 2005	90,162
Members' contributions in 2005	673,361
Members capital, December 31, 2005	$ 178,960

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS

COADY, DIEMAR GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (584,563)
Adjustments to reconcile net income to net cash used in operating activities:		
Member services	$ 263,138	
Depreciation	1,376	
Increase (decrease) in cash resulting from changes in operating assets and liabilities		
Accounts receivable	(35,497)	
Prepaid expenses	(25,478)	
Security deposits	(945)	
Accounts payable	(5,758)	
Total adjustments		196,836
Net cash used in operating activities		$ (387,727)
CASH FLOWS FROM INVESTING ACTIVITIES		0
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' capital contributions		410,223
NET INCREASE IN CASH		$ 22,496
Cash balance, January 1, 2005		96,905
Cash balance, December 31, 2005		$ 119,401
Supplementary data:		
Interest paid		$ 0

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

Organization and Nature of Operations

The Company was organized under the laws of the state of Delaware as a limited liability company on June 10, 2003. It has qualified to do business in New Jersey, New York, and Washington D.C.

The members shall not be bound by, or be personally liable for the losses, expenses, liabilities, or obligations of the L.L.C. unless otherwise amended. Under the terms of the operating agreement, the Company will terminate December 31, 2053, unless terminated at an earlier date in accordance with the provisions of the operating agreement.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It is primarily engaged in rendering senior corporate finance and financial advisory consulting services to corporate and institutional clients. Approximately 56% of revenue was derived from four clients in the reporting year.

Basis of Accounting

The Company is a service organization and recognizes contract services as earned to the extent of work completed and billed to clients and recognizes costs as expenses to the extent incurred in relation to work completed.

Depreciation

Depreciation of equipment is provided based on the accelerated method of accounting.

Income Taxes

The Company has elected to be taxed as a partnership and as a result, income taxes are not payable by, or provided for, the Company and all items of income, losses, and credits are reported by the members on their personal income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Note 1--Summary of Significant Accounting Policies (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness ($977 as of December 31, 2005) or $5,000. At December 31, 2005 Coady, Diemar Group, LLC had net capital of $104,473 which was $99,473 in excess of the amount required.

Certain advances, distributions, and other equity withdrawals are subject to certain notification and restriction provisions of the SEC's Net Capital Rule.

Note 3—Related Party Transactions

The Company engaged in the following related party transactions in 2005:

1. Received member capital contributions of $673,361 of which $410,221 was in cash and $263,138 was for services;

2. Was charged and paid equipment rental expense and related advisory services of $59,785 to an LLC which is owned and controlled by the majority members of the Company.

Note 4—Risks and Uncertainties

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and trade receivables.

The Company's cash is placed with a New Jersey bank with a high credit and investment rating. Cash balances fluctuate in excess of the FDIC insurance limit of $100,000.

The Company grants credit terms in the normal course of business to its clients. The Company does not require collateral or other security to support its receivables from clients and an allowance for doubtful accounts is not considered necessary.

On a periodic basis the Company evaluates its accounts receivable and when deemed necessary recognizes a receivable as uncollectible.

Note 5--Commitments and Contingencies

The Company leases office facilities under non-cancelable operating leases which expire at various dates through June 2007. The Company leases its office computer systems from a related party entity on a month to month basis at a gross rental of $5,181 per month. The Company leases its New Jersey office as a sub-tenant on a month to month basis at a gross rent of $2,350 per month. The Company leases its New York City office as a sub tenant under an operating lease expiring May 31, 2007 at a gross rental of $31,983 per month. The Company leases its Washington D.C. office under an operating lease expiring May 1, 2006 at a gross rental of $1,530 per month. Future minimum annual rental payments under all operating lease agreements with remaining terms in excess of one year as of December 31, 2005 are as follows:

Year Ended December 31,	
2006	$403,302
2007	163,047
Thereafter	-0-
Total	$566,349

The Company incurred office and equipment rental expense of $498,194 in 2005.

The Company billed and collected subtenant rent of $46,467 from the two month to month tenants related to the New York City office.

The Company is contingently liable to Peapack Gladstone Bank for an irrevocable letter of credit of $63,967 issued to the landlord of their New York City office in lieu of a rent security deposit. The letter of credit expires June 30, 2007.

COADY, DIEMAR GROUP, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2005

Total members' equity		$178,960
Nonallowable assets:		
Non-marketable securities	$ -0-	
Other	74,217	
Total nonallowable assets		74,217
Net capital before haircuts on securities positions		$104,743
Haircuts on securities positions:		
Debt securities	$ -0-	
Other securities	-0-	
Total haircuts on securities positions		-0-
Net capital		$104,743
Minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness of $14,658 or $5,000)		5,000
Excess net capital		$ 99,743
Ratio of aggregate indebtedness to net capital		.14 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Part IIA Focus Report as of December 31, 2005.

COADY, DIEMAR GROUP, LLC

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER SEC RULE 15c3-3

DECEMBER 31, 2005

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

SUPPLEMENTARY REPORT ON INDEPENDENT AUDITORS ON INTERNAL CONTROL AS REQUIRED BY SEC RULE 17a-5

To the Members of
Coady, Diemar Group, LLC:

In planning and performing our audit of the financial statements and supplemental information of Coady, Diemar Group, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we consider relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 19, 2006